FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Société Anonyme – Share Capital €2,542,112,118

Corporate Headquarters: 16, rue de la Ville l’Evêque -78008 Paris (France)

542 062 R.C.S. Paris

CONVENING NOTICE

The shareholders of Suez are hereby convened to an Ordinary and Extraordinary General Meeting to be held on Friday, May 4, 2007 at 2:30 p.m., at the Palais des Congrès (Grand Auditorium), 2 place de la Porte Maillot, 75017 Paris. The agenda of this meeting shall be as follows:

A.	Resolutions presented to the Ordinary General Meeting

-	Board of Directors’ report

-	Statutory Auditors’ reports

-	Approval of transactions and the statutory financial statements for fiscal year 2006

-	Approval of the consolidated financial statements for fiscal year 2006

-	Appropriation of earnings and declaration of dividend

-	Regulated agreements

-	Renewal of the term of office of two Directors

-	Change of corporate name of a principal Statutory Auditor

-	Renewal of the appointment of a principal Statutory Auditor

-	Appointment of a substitute Statutory Auditor

-	Authorization for the Board of Directors to trade in the Company’s shares

B. Resolutions presented to the Extraordinary Shareholders’ Meeting

-	Board of Directors’ report

-	Statutory Auditors’ Special Report

-	Independent Expert’s Report

-	Authorization granted to the Board of Directors to issue free equity warrants in the event of a public offer for the Company

-	Authorization for the Board of Directors to increase the share capital, with cancellation of preferential subscription rights in favor of all entities whose sole purpose is to subscribe, hold and dispose of SUEZ shares or other financial instruments within the scope of the implementation of one of the multiple formulae of the SUEZ Group’s international employee shareholding plan

-	Authorization to grant stock subscription or purchase options to corporate officers and employees of the Company and of some of its affiliated companies or economic interest groupings

-	Authorization for the Board of Directors to allocate shares free of consideration to corporate officers and employees of the Company and some of its affiliated companies or economic interest groupings

-	Authorization for the Board of Directors to reduce the share capital by canceling shares

-	Amendment of the bylaws to take account of the elimination of the requirement for shares to be rendered non-transferable, the possibility to hold Shareholders’ Meetings not only in Paris but in neighboring départements, and internet voting

-	Powers to carry out the shareholders’ decisions and perform the related formalities

TERMS AND CONDITIONS FOR PARTICIPATION AT THIS SHAREHOLDERS’ MEETING

Whereas previously shareholders were required to render their shares non-transferable from the day before to the day after the Shareholders’ Meeting (pursuant to SUEZ’s bylaws), they are now required to enter their shares in a share register three working days before the date of the Shareholders’ Meeting, i.e., by zero hours on April 30, 2007 (Paris time). No minimum holding period for the shares is required.

To be eligible to participate in the General Meeting, shareholders must now prove that they are the owners of the shares held, in accordance with Article 136 of the Decree of March 23, 1967 modified by Decree no. 2006-1566 of December 11, 2006.

•	for registered shares: by registering such shares in the Company’s registers;
•

for bearer shares: by entry, in the name of the shareholder or of the intermediary acting on their behalf (in the case of shareholders domiciled outside of France), in the register of bearer shares held by the bank or institution that manages their account.

The entry of the shares in the share registers must be recognized by a participation certificate issued by such authorized financial intermediary, which shall constitute proof of shareholder status. This participation certificate must be attached to the postal or proxy voting form, or entry card request form, sent, via the authorized intermediary, to CACEIS Corporate Trust, Services Assemblées, this company being the authorized representative of SUEZ.

Subject to the participation certificate being filed within the required deadline, shareholders may exercise their voting right in one of three ways:

•	By attending the General Meeting in person.

•	By using a proxy or postal voting form, by which it is possible to select one of the following three options:

➢	Grant a proxy to the Chairman of the Meeting.

➢	Vote by post:

A form for voting by post or a proxy form will be sent directly to all registered shareholders. Those holding bearer shares may obtain this form from CACEIS Corporate Trust, Service Assemblées, as from the date of the notice convening the General Meeting, by sending a request by registered letter with return receipt requested. This letter must be received by CACEIS Corporate Trust – Services Assemblées, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 9, at least six days prior to the General Meeting.

The form for voting by post must be sent in such a way that CACEIS Corporate Trust – Service Assemblées receives it at least three days prior to the General Meeting, i.e., May 1, 2007.

➢	Grant a proxy to a third party (spouse or other SUEZ shareholder attending the General Meeting).

•	By voting by internet (see below).

The shareholders are reminded that:

-	Any shareholder opting to vote by post or by internet shall no longer have the right to attend or be represented at the General Meeting.
-	In the event of joint shareholders, only one party is required to be represented at the General Meeting, said party being considered as the sole owner of the shares.
-	Voting rights are vested solely in beneficial owners of the shares.

Shareholders wishing to attend the Shareholders’ Meeting are strongly advised to ensure that their entry card request form reaches CACEIS Corporate Trust at least three working days before the date of the Shareholders’ Meeting, i.e., by April 27, 2007 at the latest.

If a shareholder sells his/her shares after sending their instructions (and up to three working days before the Shareholders’ Meeting), i.e., up to zero hours on April 30, 2007 (Paris time), his/her financial intermediary will notify CACEIS Corporate Trust, which will cancel the instructions (vote, entry card request, proxy), without the shareholder having to intervene.

Internet voting

Suez allows its shareholders to vote by internet prior to the Shareholders’ Meeting. The site, www.suez.com, enables shareholders to vote by internet prior to the Shareholders’ Meeting, under the following conditions:

Holders of registered shares:

•	All holders of registered shares (fully registered or administered registered) will receive their user name and password for connection to the site from CACEIS Corporate Trust.

•	Once connected, on-screen instructions will guide shareholders through the voting process.

Holders of bearer shares:

•

Holders of bearer shares wishing to vote by internet prior to the General Meeting should ask their authorized intermediary for a participation certificate, specifying their intention to vote by internet.

•	The participation certificate must be sent by the authorized intermediary, with the mention “Internet Vote”, to CACEIS Corporate Trust.
•

Upon receipt of this certificate, CACEIS Corporate Trust will post the user name and password for connection to the site to the shareholder, to the address given on the certificate. The shareholder may then vote.

This secure, dedicated web page will be available between April 18, 2007 and May 3, 2007, 3:00 p.m. (Paris time).

Shareholders are asked to vote as soon as possible in order to avoid any system blockages during the final days, which could result in their vote not being recorded.

The Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary